SAMSON OIL & GAS ANNOUNCES FINAL RESULTS OF GOSHEN COUNTY TRANSACTION

Denver 1800 hours October 14th, 2010, Perth 0700 hours, October 15th, 2010

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) advises that it has received an additional net US$3.523 million this week on account of its purchase of a top lease covering a portion of the transferred acreage and the buyer’s acknowledgement of the cure of some title defects initially cited  during its due diligence.  Samson’s expects to receive a final payment of US$0.229 million in consideration for some additional defects being cured in the near future.

As a result, the final total consideration received by Samson from the transaction will be US$ 73.673 million, which compares to previous guidance estimating US$74 million.

Samson notes that the buyer, Chesapeake Energy Corporation, has now announced its total holdings of 280,000 acres in the Denver-Julesberg Basin targeting the Niobrara formation.  More significant is the buyer’s public estimation that each of the wells in the play will have a EUR (Expected Ultimate Recovery) of more than 500,000 barrels.  Samson, which has retained approximately 17,000 acres in its Hawk Springs project adjacent to the acreage sold to Chesapeake, has previously been using 413,000 barrels per well in its own guidance as to the  EUR for the approximately 106 net well locations that it has retained in the Hawk Springs project.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,996 million ordinary shares issued and outstanding (including 332 thousand options exercisable at AUD 1.5 cents), which would be the equivalent of 99.8 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$1.23 per ADS on October 14th, 2010 the company has a current market capitalization of approximately US$119.53 million.  Correspondingly, based on the ASX closing price of A$0.064 on October 14th, 2010, the company has a current market capitalization of A$122.03 million.  The options have been valued at their closing price of A$0.052 on October 14th, 2010 and translated to US$ at the current exchange of 0.9950 for the purposes of inclusion in the US$ market capitalization calculation.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)
TERRY BARR
Managing Director

Statements made in this press release or related announcements that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at sec.gov/edgar/searchedgar/webusers.htm